Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos., 333-159047, 333-148048 and 333-145300 on Form S-8 and Registration Statement No. 333-217016 on Form F-3D and Registration Statement No. 333-224029 on Form F-10 of our report dated February 13, 2020 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana") and our report dated February 13, 2020 relating to the effectiveness of Yamana's internal control over financial reporting appearing in this Current Report on Form 6-K dated February 13, 2020.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2020